  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

RED OAK CAPITAL FUND IV, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3642502
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200 Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund IV, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund IV, LLC, a Delaware limited liability company, was formed on October 31, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital Group GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on November 19, 2019, which offering statement was qualified by the SEC on January 29, 2020. Pursuant to the Offering Statement, we offered a maximum of $50,000,000 in the aggregate of the Company’s 6.25% Series A, 8.25% Series B, 6.50% Series Ra, 9.00% Series Rb senior secured bonds, or collectively the Bonds. The purchase price per Bond was $1,000. As of June 30, 2020, we had sold $1,455,000, $39,516,000, $710,000, and $2,492,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively. As of August 20, 2020, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $1,540,000, $44,679,000, $710,000, and $3,071,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively. We have used and continue to use the proceeds of the sale of Bonds to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

As of June 30 2020, the Company held five senior secured loans, providing $10,593,750 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 11% and maturities ranging from April 24, 2021 to June 22, 2021. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
The Legacy Group Properties, LLC	New Iberis, LA	4/24/2021	$2,000,000	11.00%
West Valley Commons Equity Group, LLC	Thomaston, GA	4/30/2021	$1,556,250	11.00%
Tapestry Cooper River, LLC	Pennsauken Twp, NJ	5/29/2021	$2,500,000	11.00%
DE Group Investment, LLC	Madison, FL	6/16/2021	$1,725,000	11.00%
4400 Hunt Pl NE, LLC	Washington, DC	6/22/2021	$2,812,500	11.00%

On April 24, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $2,000,000 senior secured loan (the “Legacy Group Loan”) to The Legacy Group Properties, LLC, a Louisiana limited liability company. Descriptions of the Legacy Group Loan are incorporated by reference herein to that Current Report on Form 1-U dated April 29, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420004590/rocfiv_1u.htm.

On April 30, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $1,556,250 senior secured loan (the “West Valley Loan”) to West Valley Commons Equity Group, LLC, a Georgia limited liability company. Descriptions of the West Valley Loan are incorporated by reference herein to that Current Report on Form 1-U dated May 5, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420004949/rocfiv_1u.htm.

On May 29, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $2,500,000 senior secured loan (the “Tapestry Loan”) to Tapestry Cooper River, LLC, a Delaware limited liability company. Descriptions of the Tapestry Loan are incorporated by reference herein to that Current Report on Form 1-U dated June 4, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420006321/rocf_1u.htm.

On June 16, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $1,725,000 senior secured loan (the “DE Group Loan”) to DE Group Investment, LLC, a Florida limited liability company. Descriptions of the DE Group Loan are incorporated by reference herein to that Current Report on Form 1-U dated June 22, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420006872/redoakiv_1u.htm.

On June 26, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $2,812,500 senior secured loan (the “4400 Hunt Loan”) to 4400 Hunt Pl NE, LLC, a District of Columbia limited liability company. Descriptions of the 4400 Hunt Loan are incorporated by reference herein to that Current Report on Form 1-U dated July 2, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420007318/redoakiv_1u.htm.

On July 22, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $1,500,000 senior secured loan (the “Carpino Loan”) to Carpino Investments 2, LLC, a North Carolina limited liability company. Descriptions of the Carpino Loan are incorporated by reference herein to that Current Report on Form 1-U dated July 27, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420008047/redoakiv_1u.htm.

On July 27, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $3,350,000 senior secured loan (the “Mile High Loan”) to Mile High 3, LLC, a New Jersey limited liability company. Descriptions of the Mile High Loan are incorporated by reference herein to that Current Report on Form 1-U dated July 30, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420008208/rocfiv_1u.htm.
On August 31, 2020, the Company executed a Commercial Loan Agreement pursuant to which the Company, as the lender, provided a $ 1,162,600 senior secured loan (the “Linkmeadow Loan”) to 9711 Linkmeadow, LLC, a Texas limited liability company. Descriptions of the Linkmeadow Loan are incorporated by reference herein to that Current Report on Form 1-U dated September 8, 2020, located at: https://www.sec.gov/Archives/edgar/data/1794418/000165495420009882/redoakiv_1u.htm.

We are managed by our Manager, which is wholly controlled by Red Oak Capital Group, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

Results of Operations – For the Six-months Ended June 30, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2020.

As of June 30, 2020, the Company held five senior secured loan, pursuant to which the Company, as the lender, provided $10,593,750 of senior secured loans to various borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the six-months ended June 30, 2020, our total revenues from operations amounted to $196,376. Operating costs for the same period, including organization fees of $883,460 and bond interest expense of $900,206 amounted to $1,989,898. Net loss for the period amounted to $1,793,522.

We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand as well as the proceeds from future closings of our Bonds offering, which has been held on or about the 20th of each month through the final closing date of August 20, 2020.

Results of Operations – For the Six-months Ended June 30, 2019

We had not commenced operations as of June 30, 2019.

Liquidity and Capital Resources

As of June 30, 2019, we had sold $1,455,000, $39,516,000, $710,000, and $2,492,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively, pursuant to our offering of Bonds. Subsequently, we completed the sale of our Series A, Series B, Series Ra, and Series Rb Bonds, holding a final closing on August 20, 2020 with aggregate issuances of $1,540,000, $44,679,000, $710,000, and $3,071,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt. We will also fund new acquisitions of investments through cash received at the maturity of existing investments.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our reserve account that’s used to pay our Bond obligations, or our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the first quarter of 2020, we had sold $1,075,000, $23,426,000, $50,000, and $775,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively. In the second quarter of 2020, we sold $400,000, $16,085,000, $660,000, and $1,702,000 of Series A, Series B, Series Ra, and Series Rb Bonds, respectively, in the Bond offering. The sale of the Bonds has been declining from the first quarter of 2020 to the second quarter of 2020, and we have subsequently closed the Offering as of August 20, 2020 due to reaching the maximum offering amount of the Bonds. As Bonds have been sold, we use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the first quarter of 2020, we closed on zero senior secured loans totaling. In the second quarter of 2020, we closed on five senior secured loans totaling $10,593,750 in total principal outstanding. The closing of senior secured loans has increased from the first quarter of 2020 to the second quarter of 2020, and we expect the deployment of capital to increase through December 31, 2020. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. We have experienced an increase in the number of late payments and defaulting borrowers as of the date of this report and may experience additional adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 2.  Other Information

None.

Item 3. Financial Statements

Red Oak Capital Fund IV, LLC
Balance Sheet
June 30, 2020
(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$30,930,938
Restricted cash - bond service reserve	1,656,875
Mortgage loans receivable, held for investment	10,205,442
Loan interest receivable	33,278
Total current assets	42,826,533

Total assets	$42,826,533

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$582,657
Loan construction reserves	2,422,814
Bond interest payable	767,799
Due to managing member	900
Bond proceeds received in advance	285,000
Other current liabilities	25,000
Total current liabilities:	4,084,170

Long-term liabilities:
Series A bonds payable, net	1,388,420
Series B bonds payable, net	36,006,576
Series Ra bonds payable, net	696,305
Series Rb bonds payable, net	2,444,484
Total long-term liabilities:	40,535,785

Total liabilities	44,619,955

Member's deficit:	(1,793,422)

Total liabilities and member's deficit	$42,826,533

Red Oak Capital Fund IV, LLC
Statement of Changes in Member's Capital
For the period ending June 30, 2020
(Unaudited)

Managing Member

Member's capital, January 1, 2020	$-

Capital contributions	100

Capital distributions	-

Net income (loss)	(1,793,522)

Member's deficit, June 30, 2020	$(1,793,422)

Red Oak Capital Fund IV, LLC
Statement of Cash Flows
For the period ending June 30, 2020
(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(1,793,522)

Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Accretion of loan origination income	(39,130)
Amortization of debt issuance costs	132,407
Change in other operating assets and liabilities:
Net change in loan interest receivable	(33,278)
Net change in bond interest payable	767,799
Net change in due to managing member	900
Net change in bond proceeds received in advance	285,000
Net change in other current liabilities	25,000

Net cash provided by (used in) operating activities	(654,824)

Cash flows from investing activities:
Mortgage notes	(10,166,313)
Loan interest reserves	582,657
Loan construction reserve additions	2,662,398
Loan construction reserve drawdowns	(239,583)

Net cash provided by (used in) investing activities	(7,160,841)

Cash flows from financing activities:
Member contributions	100
Proceeds from Series A Bonds	1,455,000
Proceeds from Series B Bonds	39,516,000
Proceeds from Series Ra Bonds	710,000
Proceeds from Series Rb Bonds	2,492,000
Payment of debt issuance costs	(3,769,622)

Net cash provided by (used in) financing activities	40,403,478

Net change in cash, cash equivalents, and restricted cash	32,587,813

Cash, cash equivalents, and restricted cash at beginning of period	-

Cash, cash equivalents, and restricted cash at end of period	$32,587,813

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

1. Organization

Red Oak Capital Fund IV, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on October 31, 2019 and commenced operations on February 21, 2020. The Company is raising a maximum of $50 million of Series A, B, Ra, and Rb Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses and downward adjustments to investments in equity securities. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

2. Significant accounting policies (continued)

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-18, Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows as of June 30, 2020:

Cash and cash equivalents	$30,930,938
Restricted cash – bond service reserve	1,656,875
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$32,587,813

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses
Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

2. Significant accounting policies (continued)

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. There were no impairments recorded during the period ending June 30, 2020.

Revenue recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status at June 30, 2020.

Loan origination income is amortized over the life of the mortgage loan receivable using the straight-line method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $39,130 for the period ending June 30, 2020, also included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $10.59 million, published net of $0.39 million of unamortized deferred loan origination income at June 30, 2020.

The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. It includes a five-step process to assist an entity in achieving the main principles of revenue recognition under Topic 606. Because Topic 606 does not apply to revenue associated with financial instruments (including loans), the adoption of this standard did not have a material impact on the Company’s financial statements.

Bonds payable
Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

2. Significant accounting policies (continued)

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2020, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2020, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2020, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

3. Mortgage loans receivable

As of June 30, 2020, the Company held approximately $10.21 million of mortgage loans receivable. This consisted of five mortgage loans where the interest rate averaged 11% and where the maturities ranged from April 24, 2021 to June 22, 2021, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $107,161 of mortgage loan interest income during the period.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2020, the loan interest reserve account contained approximately $0.58 million. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2020, the loan drawable reserve account contained approximately $2.42 million.

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of all Bonds. As of June 30, 2020, $165,972 of management fees have been earned and $900 of management fees are held as payable to the Managing Member.

The Company will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. As of June 30, 2020, no disposition fees have been accrued or paid.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. As of June 30, 2020, $883,460 of organization fees have been earned and zero organization fees are payable to the Managing Member.

5. Member’s equity

During the period ending June 30, 2020, the Managing Member, as sole member of the Company, made a $100 capital contribution and received no distributions.

6. Bonds payable

During the period ending June 30, 2020, the Company issued approximately $1.46, $39.52, $0.71, and $2.49 million of Series A, B, Ra, and Rb Bonds, respectively. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2020, there have been approximately $3.77 million of debt issuance costs incurred by the Company and $132,407 has been amortized to bond interest expense during the period.

Bonds payable as of June 30, 2020 are comprised of the following:

Series A bonds payable	$1,455,000
Series B bonds payable	39,516,000
Series Ra bonds payable	710,000
Series Rb bonds payable	2,492,000
Debt issuance costs	(3,637,215)
Total bonds payable, net	$40,535,785

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

8. Bonds payable (continued)

The Company will execute quarterly interest payments to the Series A, B, Ra, and Rb Bondholders at a rate of 6.25%, 8.25%, 6.50%, and 9.00% per annum, respectively. For the period ending June 30, 2020, the Company has accrued $767,799 of bond interest expense and $767,799 is held as payable to all Bondholders.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of February 21, 2020. As of June 30, 2020, the account contained $1,656,875, reflected as restricted cash - bond interest reserve on the Company’s balance sheet and can be used to meet the bonds service obligations.

The maturity date of Series A and Ra Bonds will be June 30, 2023, whereas the maturity date will be June 30, 2026 for Series B and Rb Bonds. Upon the maturity of the Bonds, the Series A/Ra and Series B/Rb Bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

Series B and Rb Bonds will be redeemable beginning July 1, 2024. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after July 1, 2025.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B and Rb Redemption is limited to 10% of the outstanding principal balance of the Series B and Rb Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Series B and Rb Redemption will occur in the order that notices are received.

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

Red Oak Capital Fund IV, LLC
Notes to Financial Statements
For the period ending June 30, 2020
(Unaudited)

8. Subsequent events

On July 23, 2020, in accordance with the offering circular, the Company executed the first interest payment for $767,799 to the trustee and paying agent, UMB Bank.

On July 22, 2020, the Company closed a senior secured mortgage loan at an interest rate of 11% and total principal of $1,500,000. The underlying commercial property is a four-story building undergoing a conversion into a 29-unit apartment complex located in the state of North Carolina.

On July 27, 2020, the Company closed a senior secured mortgage loan at an interest rate of 11% and total principal of $3,350,000. The underlying commercial property consists of a five building, 80-room walkup hotel undergoing a conversion into a 96-unit multifamily residential complex located in the state of New Jersey.

Since June 30, 2020, the Company executed two bond closings resulting in total gross proceeds of $5,827,000. Thus, the Company reached the maximum raise of $50 million and has closed the offering as of August 20, 2020.

On August 31, 2020, the Company closed a senior secured mortgage loan at an interest rate of 11% and total principal of $1,162,600. The underlying commercial property is 19-unit multifamily property located in the state of Texas.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

The financial statements were approved by management and available for issuance on September 28, 2020. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on November 19, 2019

2(b)	Limited Liability Company Agreement of Red Oak Capital Fund IV, LLC incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on November 19, 2019

(3)(a)	Form of Indenture between Red Oak Capital Fund IV, LLC and UMB Bank, N.A., incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(b)	Form of Series Ra Bond, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(c)	Form of Series Rb Bond, incorporated by reference to Exhibit 3(e) of the Company’s Form 1-A/A filed on December 27, 2019

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(f) of the Company’s Form 1-A/A filed on December 27, 2019

(6)(a)
Commercial Loan Agreement, dated April 30, 2020, by and between West Valley Commons Equity Group, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on March 6, 2020

(6)(b)
Commercial Promissory Note, dated April 30, 2020, issued by West Valley Commons Equity Group, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on March 6, 2020

(6)(c)
Commercial Loan Agreement, dated May 29, 2020, by and between Tapestry Cooper River, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-U filed on June 4, 2020

(6)(d)
Commercial Promissory Note, dated May 29, 2020, issued by Tapestry Cooper River, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.4 of the Company’s Form 1-U filed on June 4, 2020

(6)(e)
Commercial Loan Agreement, dated June 16, 2020, by and between DE Group Investment, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6(e) of the Company’s Annual Report on Form 1-K filed on June 22, 2020

(6)(f)
Commercial Promissory Note, dated June 16, 2020, issued by DE Group Investment, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6(f) of the Company’s Annual Report on Form 1-K filed on June 22, 2020

(6)(g)
Commercial Loan Agreement, dated June 26, 2020, by and between 4400 Hunt Pl NE, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on July 2, 2020

(6)(h)
Commercial Promissory Note, dated June 26, 2020, issued by 4400 Hunt Pl NE, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on July 2, 2020

(6)(i)
Commercial Loan Agreement, dated July 22, 2020, by and between Carpino Investments 2, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on July 28, 2020

(6)(j)
Commercial Promissory Note, dated July 22, 2020, issued by Carpino Investments 2, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on July 28, 2020

(6)(k)
Commercial Loan Agreement, dated July 27, 2020, by and between Mile High 3, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on July 30, 2020

(6)(l)
Commercial Promissory Note, dated July 27, 2020, issued by Mile High 3, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on July 30, 2020

(6)(m)
Commercial Loan Agreement, dated August 31, 2020, by and between 9711 Linkmeadow, LLC and Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on September 8, 2020

(6)(n)
Commercial Promissory Note, dated August 31, 2020, issued by 9711 Linkmeadow, LLC in favor of Red Oak Capital Fund IV, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on September 8, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND IV, LLC, a Delaware limited liability company

Date: September 28, 2020	By:	Red Oak Capital GP, LLC, a Delaware limited liability company
	Its:	Sole Member

	By:	Red Oak Capital Group, LLC, a Delaware limited liability company
	Its:	Managing Member

	By:	/s/ Gary Bechtel
	Name:	Gary Bechtel
	Its:	Manager

	By:	/s/ Joseph Elias
	Name:	Joseph Elias
	Its:	Manager

	By:	/s/ Kevin Kennedy
	Name:	Kevin Kennedy
	Its:	Manager

	By:	/s/ Jason Anderson
	Name:	Jason Anderson
	Its:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: September 28, 2020	By:	/s/ Gary Bechtel
Name: Gary Bechtel
Its: Manager of the Sole Member of the Manager
(Principal Executive Officer)

Date: September 28, 2020	By:	/s/ Jason Anderson
Name: Jason Anderson
Its: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)